UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                 --------------------------------------------

                                 SCHEDULE 13G

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                               Amendment No. 1*

                            Pinnacle Holdings, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $0.001 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   72346N101
------------------------------------------------------------------------------
                                (CUSIP Number)

                              December 31, 2000
------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               / /      Rule 13d-1(b)
               / /      Rule 13d-1(c)
               /X/      Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                      -------------------
CUSIP No. 14067D102                   13G                  Page 2 of 6 Pages
---------------------                                      -------------------

---------- ---------------------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                    ABRY Broadcast Partners II, L.P..
---------- ---------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

           (a) / /
           (b) / /

---------- ---------------------------------------------------------------------------------------------
    3      SEC USE ONLY


---------- ---------------------------------------------------------------------------------------------
    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Delaware
---------- ---------------------------------------------------------------------------------------------
                                        5     SOLE VOTING POWER
             NUMBER OF
               SHARES                         -0-
                                      ------- ----------------------------------------------------------
            BENEFICIALLY                6     SHARED VOTING POWER
              OWNED BY
                EACH                          1,417,553
                                      ------- ----------------------------------------------------------
             REPORTING                  7     SOLE DISPOSITIVE POWER
               PERSON
                WITH                          -0-
                                      ------- ----------------------------------------------------------
                                        8     SHARED DISPOSITIVE POWER

                                              1,417,553
------------------------------------- ------- ----------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,417,553
---------- ---------------------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARE (See Instructions)  /  /
---------- ---------------------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                        Approximately 3%
---------- ---------------------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON (See Instructions)

                     PN
---------- ---------------------------------------------------------------------------------------------


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, ABRY Broadcast Partners II, L.P. hereby amends and supplements its Schedule 13G originally filed on February 14, 2000 relating to the common stock, par value $0.001 per share, of Pinnacle Holdings, Inc.

     Since our beneficial ownership is five percent or less, we are not required to make any additional filings under Regulation 13D in accordance with Rule 13d-2(b).

Item 1(a).    Name of Issuer:

                       Pinnacle Holdings, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

                       1549 Ringling Boulevard
                       3rd Floor
                       Saratoga, FL 34236

Item 2(a).    Name of Person Filing:

                       ABRY Broadcast Partners II, L.P.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

                       18 Newbury Street
                       Boston, MA 02116

Item 2(c).    Citizenship:

                       Delaware.

Item 2(d).    Title of Class of Securities:

                       Common Stock, par value $0.001 per share.

Item 2(e).    CUSIP Number:

                       72346N101

Item 3. If This Statement Is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                           NA

              (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
              (b)   [ ] Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c).
              (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
              (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.
                    80a-8).
              (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).
              (f)   [ ] An employee benefit plan or endowment fund in
                    accordance with ss.240.13d-1(b)(1)(ii)(F).
              (g)   [ ] A parent holding company or control person in
                    accordance with ss.240.13d-1(b)(1)(ii)(G).
              (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act
                    (12 U.S.C. 1813).
              (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
              (j)   [ ] Group, in accordance with ss.240.13d-1(b)
                    (1)(ii)(J).

              If this statement is filed pursuant to ss.240.13d-1(c), check this box [ ].

Item 4.       Ownership

         (a) Amount beneficially owned: 1,417,553

         (b) Percent of class: Approximately 3%. The foregoing percentage is calculated based on the 48,430,593 shares of Common Stock reported to be outstanding in the Issuer's Quarterly Report on Form 10Q for the quarter ended September 30, 2000.

         (c) Number of shares as to which the person has:

              (i)    Sole power to vote or to direct the vote: -0-

              (ii)   Shared power to vote or to direct the vote: 1,417,553

              (iii)  Sole power to dispose or to direct the disposition of: -0-

              (iv) Shared power to dispose or to direct the disposition of: 1,417,553

Item 5.       Ownership of Five Percent or Less of a Class.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.


              Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


              Not Applicable.

Item 8.       Identification and Classification of Members of the Group.


              Not Applicable.

Item 9.       Notice of Dissolution of Group.


              Not Applicable.

Item 10. Certifications.

              Not Applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2001


                                   ABRY BROADCAST PARTNERS II, L.P.


                                   By:      ABRY CAPITAL, L.P.,
                                            its General Partner


                                   By:      ABRY HOLDINGS, LLC,
                                            its General Partner


                                   By:      ABRY HOLDINGS CO.,
                                            its Sole Member


                                   By: /s/ Royce Yudkoff
                                       ----------------------------
                                       Name:    Royce Yudkoff
                                       Title:   Sole Trustee